Exhibit 99.(28)(n)(2)

FPA FUNDS TRUST

Multiple Share Class Plan

Pursuant to Rule 18f-3 under the 1940 Act

I.	Introduction

This Multiple Share Class Plan (the “Plan”) has been adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act") by FPA Funds Trust (the “Trust”) for each series of the Trust that offers multiple classes of shares, as set forth in Exhibit A hereto, (each, a “Fund”).

Each class of shares of a Fund will have the same relative rights and privileges and be subject to the same sales charges, fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such classes. The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of shares are appropriate and amend the Plan accordingly without the approval of shareholders of any class pursuant to Section VIII herein.

Subject to approval by the Board of Trustees, a Fund may offer an unlimited number of different classes of shares with varying fees related to administrative, distribution or shareholders services.

II.	Share Class Descriptions: Eligibility, Conversion and Exchange Features

The differences among the various classes of shares of relevant Funds will relate to: (i) administrative and or shareholder services and other charges and expenses as provided for in Section III of this Plan; (ii) the exclusive right of each class of shares to vote on matters submitted to shareholders that relate solely to that class or the separate voting right of each class on matters for which the interests of one class differ from the interests of another class, as provided for in Section V of this Plan; and (iii) such differences relating to (a) eligible investors, (b) the designation of each class of shares, (c) conversion features, and (d) exchange privileges each as may be set forth in the Fund’s prospectus and statement of additional information (“SAI”), as the same may be amended or supplemented from time to time.

III.	Class Fees and Expenses

Fees and expenses incurred by the Funds are treated as class expenses to the extent described in a Fund’s prospectus and SAI, as the same may be amended or supplemented from time to time, and shall differ from each other class of shares of the Funds only as to the differences in the respective administrative, shareholder services, intermediary platform, or other expenses identified for such class of shares as set forth in the relevant Fund’s prospectus.

IV.	Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by a Fund’s respective share classes. Fund expenses will be allocated daily to the respective share classes in accordance with Rule 18f-3(c) (as now or hereafter in effect) under the Investment Company Act of 1940, as amended (the “1940 Act”), subject to the oversight of the Board of Trustees.

V.	Class Voting Rights

Each class of shares of a Fund shall have: (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution or shareholder servicing arrangements; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class; and (c) in all other respects the same rights and obligations as each other class.

VI.	Conflicts of Interest

On an ongoing basis, the Board of Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Trust for the existence of any material conflicts between the interests of the various classes of shares. The Board, including a majority of the independent members of the Board, shall take such action as is reasonably necessary to eliminate any such conflict that may develop.

VII.	Waiver or Reimbursement of Expenses

Expenses may be waived or reimbursed by the Fund’s Adviser, principal underwriter or other provider of services to a Fund without the prior approval of the Board.

VIII.	Effectiveness of Plan and Amendments

Except as otherwise provided by applicable law, the Plan may be adopted, amended or repealed without the approval of shareholders of any class by votes of a majority of both (a) the Trustees of the Trust and (b) the Trustees who are not “interested persons” of the Trust, as such term is defined in the 1940 Act.

IX.	Limitation of Liability

The Trustees of the Trust and the shareholders of each Fund shall not be liable for any obligations of the Trust or any Fund under the Plan, and the administrator or any other person, in asserting any rights or claims under the Plan, shall look only to the assets and property of the Trust or such Funds in settlement of such rights or claims, and not to any Trustee or shareholder.

Adopted:	July 1, 2020

Last Revised:	May 8, 2023

EXHIBIT A

Funds and Classes Authorized Under the Plan
FUNDS	CLASSES
FPA Crescent Fund	• Supra Institutional Class Shares • Institutional Class Shares
FPA Flexible Fixed Income Fund	• Institutional Class Shares • Advisor Class Shares
FPA Queens Road Small Cap Value Fund	• Institutional Class Shares • Advisor Class Shares • Investor Class Shares